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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Sundance Assets, L.P.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    1400 Smith Street
    ----------------------------------------------------------------------------
                                   (Street)

        Houston                       TX                              77002
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               12/23/98
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Crown Energy Corporation (CROE)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)    N/A
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person
     X
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
                      (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

* If this Form is filed by more than one Reporting Person, See Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                     Page 1 of 3
                                                                 SEC 1473 (8-92)

                           (Print or Type Responses)


FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-     3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and       Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration        (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                  Price           Security:      Ownership
                                  (Month/Day/                                           of              Direct (D)     (Instr. 5)
                                  Year)                                                 Derivative      or In-
                              -----------------------------------------------------     Security        direct (I)
                               Date      Expira-                         Amount or                      (Instr. 5)
                               Exer-     tion             Title          Number of
                               cisable   Date                            Shares
------------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock        Immed.     N/A        Common Stock       4,285,000      $1.17            D(1)             (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrant   11/04/02  11/03/07    Common Stock         925,771      $0.002           D(2)             (2)
                                                                             (2)
------------------------------------------------------------------------------------------------------------------------------------

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
 *Explanation of Responses:

(1) These securities are owned directly by Sundance Assets, L.P. ("Sundance"). These securities were previously owned directly by Enron Capital & Trade Resources Corp. ("ECT") as indicated in the Form 3-Initial Statement of Beneficial Ownership filed by ECT and Enron Corp. ("Enron") as a "group" on November 12, 1997. These securities were contributed to Sundance on December 23, 1998 as part of the internal reorganization of the merchant asset portfolio of Enron. This transaction was exempt from Section 16 pursuant to Rule 16a-13. Sundance is a member of a "group" with ECT and Enron for purposes of Section 13(d) of the Exchange Act. This Form is also filed by Enron and ECT, which may be considered to have indirect ownership of these securities. Enron and ECT disclaim beneficial ownership of these securities.

(2) These securities are owned directly by ECT and represent the maximum number of shares that could be acquired. The Common Stock Purchase Warrant is exercisable for a number of shares of common stock equal to up to 8% of the outstanding shares of common stock at the time of issuance, subject to limitations based on the financial performance of the Issuer. Due to its ownership in ECT, Enron may be considered to have indirect ownership of these securities. Enron disclaims beneficial ownership of these securities.


                             Sundance Assets, L.P.

                             /s/  Peggy B. Menchaca              January 7, 1999
                             ----------------------              ---------------
                             Peggy B. Menchaca                              Date
                             **Signature of Reporting Person


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                            JOINT FILER INFORMATION

Name:                       Enron Capital & Trade Resources Corp.
Address:                    1400 Smith Street
                            Houston, Texas 77002

Designated Filer:           Sundance Assets, L.P.

Issuer & Ticker Symbol:     Crown Energy Corporation (CROE)

Date of Event Requiring
Statement:                  12/23/98

Signature of Reporting
Person:                     /s/ Peggy B. Menchaca
                            -------------------------------
                            Peggy B. Menchaca


Name:                       Enron Corp.
Address:                    1400 Smith Street
                            Houston, Texas 77002

Designated Filer:           Sundance Assets, L.P.

Issuer & Ticker Symbol:     Crown Energy Corporation (CROE)

Date of Event Requiring
Statement:                  12/23/98

Signature of Reporting
Person:                     /s/ Peggy B. Menchaca
                            -------------------------------
                            Peggy B. Menchaca


                                                                     Page 3 of 3
                                                                 SEC 1473 (8-92)